UPAY, INC.

3010 LBJ Freeway

12th Floor

Dallas, Texas 75234

 (972) 888-6052

November 7, 2019

FILED AS CORRESPONDENCE VIA EDGAR

Securities and Exchange Commission

100 F Street, N. W.

Washington, D.C. 20549

Re:	UPAY, Inc.
Registration Statement on Form S-1, Registration No. 333-212447

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), UPAY, Inc. (the “Registrant” ) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-212447), together with all exhibits thereto, initially filed on July 8, 2016 as subsequently amended and declared effective on December 6, 2016 (collectively the “Registration Statement”).

The Registrant hereby confirms that no securities were sold in open market transactions and that no securities will be sold pursuant to the Registration Statement.

Pursuant to Rule 477(b) of the Securities Act, the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Pursuant to Rule 457(p) of Regulation C, the Registrant requests that al fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact our legal counsel, Frederick M. Lehrer, Esquire of Frederick M. Lehrer, P. A. at (561) 706-7646 or flehrer@securitiesattorney1.com with any questions regarding this matter.

/s/ Jaco Foscher

Jaco Foscher

Chief Financial Officer